

September 8, 2010

Micky Arison
Chief Executive Officer and Chairman of the Board
Carnival Corporation
3655 N.W. 87th Avenue
Miami, FL 33178

> **Re:**   **Carnival Corporation**
> **Carnival plc**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 29, 2010 and February 23, 2010**
> **File Nos. 001-09610 and 001-15136**

Dear Mr. Arison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 31

1. Please confirm that in future filings you will delete the second, third, and fourth sentences from the first paragraph of this section. If a risk is deemed not material, please do not reference it.

Definitive Proxy Statement on Schedule 14A

2. Please confirm that in future filings you will, under the caption "Compensation Committee Interlocks and Insider Participation," provide the disclosure about your compensation committee required by Item 407(e)(4) of Regulation S-K or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor